

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

July 8, 2009

Mr. Robert Smith
Corporate Secretary
Roman Acquisition Corporation
2533 North Carson St.
Carson City, NV 89706

      Re: Roman Acquisition Corporation
               Item 4.01 Form 8-K
               Filed June 18, 2009
               File No. 0-52920

Dear Mr. Smith:

      We have completed our review of your Form 8-K and related filings and have no further comments at this time.

                        Sincerely,

                        Ryan C. Milne
                        Accounting Branch Chief